March 7, 2019

James R. Fitterling
Chief Executive Officer
Dow Holdings Inc.
2211 H.H. Dow Way
Midland, Michigan 48674

       Re: Dow Holdings Inc.
           Amendment to Form 10-12B
           February 12, 2019
           File No. 001-38646

Dear Mr. Fitterling:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment to Form 10-12B, filed February 12, 2019

General

1. We note that the forum selection provision in your bylaws identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that
 James R. Fitterling
Dow Holdings Inc.
March 7, 2019
Page 2
       stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                             Sincerely,

FirstName LastNameJames R. Fitterling                        Division of
Corporation Finance
                                                             Office of
Manufacturing and
Comapany NameDow Holdings Inc.
                                                             Construction
March 7, 2019 Page 2
cc:       Sachin Kohli
FirstName LastName